January 21, 2014	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

Re:	Hennessy Funds Trust (File No. 811-07168)
Registration Statement on Form N-1A (Registration No. 033-52154)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Hennessy Funds Trust (Investment Company Act File No. 811-07168, the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A (Securities Act Registration No. 033-52154), as filed with the Commission on December 13, 2013, together with all exhibits thereto (the “Amendment”), effective as soon as possible.

The Amendment was filed in connection with the creation of new series of the Registrant to be known as the Hennessy Cornerstone Growth Fund, the Hennessy Cornerstone Mid Cap 30 Fund, the Hennessy Cornerstone Value Fund, the Hennessy Total Return Fund, the Hennessy Balanced Fund, the Hennessy Japan Fund and the Hennessy Japan Small Cap Fund, each of which will be a successor to a corresponding series of Hennessy Mutual Funds, Inc., The Hennessy Funds, Inc. and Hennessy SPARX Funds Trust pursuant to a reorganization.

The Registrant has since determined that it inadvertently used incorrect series and class identifiers in its EDGAR submission, and would like to withdraw the Amendment and refile a new post-effective amendment with the correct series and class identifiers.

The Registrant confirms that the Amendment has not become effective, no securities have been or will be issued or sold pursuant to the Amendment or the prospectus contained therein and no preliminary prospectus contained in the Amendment has been distributed.

Very truly yours,

/s/Peter D. Fetzer

Peter D. Fetzer